82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/128 date 07.04.2004 [redacted] pages incl. cover

04024260

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

SUPPL

04 APR 12 AM 7:21

Dear Sirs,

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:
1. Material facts of financial and business activity of the Company: 2 instances.
2. News release: the date of the annual general meeting of shareholders of JSC CenterTelecom and the record date for the meeting.
3. Financial results of JSC CenterTelecom for 2003.

Yours sincerely,

PROCESSED
APR 15 2004
THOMSON FINANCIAL

R. Amaryan
General Director
JSC CenterTelecom

4/14

CENTER TELECOM

Nº 82-5198

04 APR 12 AM 7:21

News release

The Company Board of Directors at its meeting on March 31, 2004 set the date for holding the annual general meeting of shareholders of CenterTelecom on June 11, 2004, starting at 11.00 am.

The shareholders' meeting venue is Ekaterininski Palace located at the following address: 2 Suvorovskaya Square, Moscow, Russia.

Registration of attendees of the meeting shall start at 9.00 on June 11, 2004.

The record date (the date of finalizing the list of shareholders entitled to take part in the annual general meeting of shareholders) is April 23, 2004 as at 6.00 pm local Moscow time.

NOTICE
OF FACTS THAT MAY MATERIALLY AFFECT THE PRICE OF THE ISSUER'S SECURITIES

DECISIONS PASSED BY THE BOARD OF DIRECTORS

1. ***Joint-Stock Central Telecommunication Company***

2. Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. INN: ***5000000970***

4. Code of the issuer: ***00194-A***

5. Website where notices of facts that may materially affect the price of the issuer's securities are posted: http://www.centertelecom.ru/index.html?d=64

6. The date of the meeting of the Board of Directors: ***March 31, 2004***

7. Date of compiling and number of the minutes of CenterTelecom's Board meeting: ***April 5, 2004, Minutes # 31***

8. The essence of the decision passed by the Board of Directors of CenterTelecom on the issue of setting the date, time and venue of holding the annual general meeting of the Company's shareholders:

According to the decision passed at the meeting of the Board:

- the date of holding the annual general meeting of the Company's shareholders was set on June 11, 2004;

- the date of the annual general meeting of shareholders was determined at 11.00 am local time;

- the venue of the annual general meeting of shareholders is: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia;

- registration of the participants in the annual general meeting of shareholders shall start at 9.00 am local time on June 11, 2004.

R. Amaryan
General Director

(Seal)
Date: April 5, 2004

CENTERTELECOM

NOTICE
OF A MATERIAL FACT

INFORMATION ON THE RECORD DATE OF SHAREHOLDERS ON THE ISSUER'S REGISTER

1. ***Joint-Stock Central Telecommunication Company***

2. Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. INN: ***5000000970***

4. Code of the issuer: ***00194-A***

5. Code of the material fact: ***0800194A05042004***

6. Website where notices of material facts are posted: http://www.centertelecom.ru/index.html?d=64

7. Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FCSM Herald, Rossiiskaia Gazeta***

8. Type, category (class), series and other identifications of the registered book-entry securities: ***book-entry registered ordinary shares (state registration number 1-03-00194-A of October 19, 2001).***

9. The purpose of compiling the list of shareholders-owners of registered securities: ***finalizing the list of shareholders entitled to take part in the annual general meeting of shareholders on June 11, 2004.***

10. The record date on which the list of registered securities owners is compiled: ***April 23, 2004 as at 6.00 pm local time.***

11. The date of compiling the minutes of the meeting of CenterTelecom's Board of Directors at which the decision setting the record date for compiling the list of owners of the issuer's registered securities was passed: ***April 5, 2004***

R. Amaryan
General Director

(Seal)
Date: April 5, 2004

CENTER TELECOM

FOR IMMEDIATE RELEASE

CenterTelecom Announces Financial Results for 2003

Moscow, April 5, 2004 – CenterTelecom (RTS: ESMO, ESMOP; OTC: CRMUY), one of Russia's largest fixed-line telecommunications operators today made public unaudited results of financial and business activity in 2003 according to Russian Accounting Standards.

Key financials

- **Revenues from sales grew by 27.5 per cent totaling RUR20,890 million ($720 million).**
- **Profit from sales is up 23.1 per cent reaching RUR5,241 million ($ 181 million).**
- **Net profit jumped to RUR1,502 million ($51 million).**
- **EBITDA grew by 45.4% up to RUR4,852.5 million ($ 167 million)**
- **Newly installed switching capacity – 535 thousand subscriber lines**

All economic targets set by the business plan approved for the Company were achieved.

Revenues from sales of services totaled RUR20,890 million or 127.5 per cent to 2002, while production costs in 2003 were RUR15,648.5 million (128.9 percent to 2002).

Revenues from provision of telecommunications services in 2003 amounted to RUR20,565.3 million (129.8 per cent).

Sales profit was RUR5,241.5 million last year (123.1 per cent).

Pre-tax profit reached RUR2,303.9 million (143.6 per cent).

Net (undistributed) profit totaled RUR1,502.6 million (138.6 per cent).

The Company stays on the track and continues sustainable business development and further costs reduction.

Meeting one of its key objectives for 2003 the Company commissioned for service some **3,328.6 km** of fiber-optic transmission links, with the total length of inside tariff-band transmission links of the MultiRegional Company (MRC) reaching **29,649 km** as of late 2003, of which fiber-optic links account for **10,748.8 km**, and switching capacity of **6,437 thousand** subscriber lines. In 2003 CenterTelecom consolidated its position in "new service" market. Roll out of these services is treated as a top priority and the most lucrative market, and the Company constantly upgrades its public networks and expands its data networks enabling improvement of quality of service and widening the range of services.

These accomplishments give a higher profile and bring more visibility to the Company among its potential customers. Better Internet access, IP-telephony, growing opportunities for VPN provisioning, offerings of high-quality digital TV and radio broadcasting prevented churn of customers choosing alternative operators, and as consequence, resulted in an increase of 48 per cent in revenues generated by provision of new advanced services.

Revenues from telecommunications services jumped 29.8 per over 2002, with growth of sales of POTS accounting for 52.6 per cent of the revenue increase, and tariff hike and other revenue growth factors accounting for 47.4 per cent of the increase.

For more information contact

CenterTelecom	Elena Sidorovich E-mail:	Phone: +7 095 793 23 19 esidorovich@centertelecom.ru
	Andrey Kalinchenko E-mail:	Phone: +7 095 209 5721 kalin@centertelecom.ru
CapitalLogica-McBride	Aleksey Mironov E-mail:	Phone: +7 095 755 6970 a.mironov@capitallogica.com
	Steven Silver E-mail:	Phone: +1 212 983 1702 silver@annemcbride.com

www.CenterTelecom.ru

- THE END -

CenterTelecom background

Joint-Stock Central Telecommunication Company (CenterTelecom) is a leading telecommunications company rendering services in Russia's most densely populated Central Federal District, with population accounting for 20 per cent of Russia's total.

CenterTelecom offers all types of telecom services, including telephone service, Internet access, IP-telephony, data, radio and cable TV, wireline and VHF sound broadcasting. The Company expands its fiber-optic and SDH networks, deploys advanced wireless access systems.

The Company's shares are traded on RTS (ESMO, ESMOP), MICEX (CTEL, CTELP); the Company also established a Level I ADR program for underlying ordinary shares (ticker: CRMUY).

CenterTelecom is managed by a strong team of experienced managers with a proved track record in the telecommunications industry. Over the past 3 years the Company's management achieved sales growth of 116.9 per cent and improved profit margins by 5.8 points (over 2000).

CenterTelecom (RTS: ESMO, ESMOP; OTC: CRMUY)

Key financials

	2003 RUR million	2002 RUR million	YoY growth
Revenues from sales, total	20,890	16,389	*27.5%*
Revenues from telecommunications services	20,564	16,016	*28.4%*
Operating costs (core business)	15 648	12,132	*28.9%*
Profit from sales	5,241	4,257	*23.1%*
Net profit	1,502	1,084	*38.5%*